Exhibit 99.1
MAXEON SOLAR TECHNOLOGIES, LTD.
(Incorporated in the Republic of Singapore) (Company Registration Number: 201934268H) (the "Company")

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Thursday, 23 August 2023, at 9:00 p.m. (Singapore time) to transact the following business:

ORDINARY BUSINESS

1.To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 1 January 2023 and the Auditor’s Report thereon.

2.To elect Messr. Sean S J Wang as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 1)

3.To elect Messr. Xu, Luoluo as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 2)

4.To elect Messr. William Patrick Mulligan III as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 3)

5.To elect Messr. Shen, Haoping as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 4)

6.To re-appoint Ernst & Young LLP as the Company’s auditors to hold office until the conclusion of the next annual general meeting of the Company, and to authorise the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

7.To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution: -

    " Authority to issue shares

THAT pursuant to Section 161 of the Companies Act 1967 of Singapore (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution of the Company: -

    (a)    Authority be and is hereby given to the Directors of the Company: -

(i)To allot and issue shares in the capital of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

(ii)To make or grant offers, agreements, options or other instruments (collectively, “Instruments”) that might or would require shares to be allotted and issued, including but not limited to the creation and issuance of (as well as adjustments to) securities, warrants, rights, units, purchase contracts, debentures or other instruments convertible into or exercisable for shares, at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company;
(iii)To allot and issue shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force (notwithstanding the authority

Exhibit 99.1
conferred by this Resolution may have ceased to be in force) including without limitation any allotment and issuance of shares pursuant to convertible instruments which are subsequently issued under any Instrument made by the Directors while this Resolution was in force; and

    (b)    Unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until (i) the conclusion of the next annual general meeting of the Company, or (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.” (See Explanatory Note 5)

8.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution: -

"Renewal of FPTC Share Purchase Mandate
THAT pursuant to Section 76D of the Companies Act and Regulation 12(B) of the Constitution of the Company:-
(a)Authority be and is hereby renewed to permit the Company to purchase or acquire off-market from MLI (as defined below) the FPTC Buyback Shares (as defined below) (the “FPTC Share Buyback”) in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction (as defined below) (See Explanatory Note 6). Such authority is subject to (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback added together with (ii) the number of MLI Buyback Shares (as defined in Resolution 9) purchased or acquired under the MLI Share Buyback (as defined in Resolution 9), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “FPTC Share Buyback Mandate”).

(b)Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the FPTC Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest.

(c)The FPTC Share Buyback will be made by the Company for an aggregate purchase price of US$40.0 million being the Prepayment Amount (as defined in the Pre-Paid Forward Transaction) which has already been pre-paid in cash in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly, no further payments need to be made out of the capital or profits of the Company, nor funded through internal and/or external sources of funds (or any combination thereof). There will therefore be no further financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate;

(d)The FPTC Buyback Shares be cancelled upon completion of the FPTC Share Buyback; and

(e)Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 6)"

Definitions used in this Special Resolution shall bear the following meanings:

“MLI” means Merrill Lynch International.

“Pre-Paid Forward Transaction” means the pre-paid forward share purchase transaction entered into on 17 July 2020 between MLI and the Company.

“Shares” means ordinary shares in the Company as defined under the Pre-Paid Forward Transaction.

Exhibit 99.1
“FPTC Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction.

9.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution: -

"Renewal of MLI Share Buyback Mandate.

THAT pursuant to Section 76D of the Companies Act and Regulation 12(B) of the Constitution of the Company:-

(a)Authority be and is hereby renewed to permit the Company to acquire off-market from MLI (as defined below) the MLI Buyback Shares (as defined below) (the “MLI Share Buyback”) in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction (as defined below) (See Explanatory Note 7). Such authority is subject to (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback added together with (ii) the number of FPTC Buyback Shares (as defined in Resolution 8) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 8), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “MLI Share Buyback Mandate”);

(b)Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the MLI Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are acquired, whichever is the earliest;

(c)The MLI Share Buyback be made by the Company for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and accordingly neither the capital nor profits of the Company will be utilized to fund the MLI Share Buyback. Accordingly, there is no financial effect of the MLI Share Buyback pursuant to the proposed MLI Share Buyback Mandate on the cash reserves of the Company and the MLI Share Buyback will have negligible impact on the Company’s financial position;

(d)The MLI Buyback Shares be cancelled upon completion of the MLI Share Buyback; and

(e)Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 7)"

Definitions used in this Special Resolution shall bear the following meanings:

“MLI” means Merrill Lynch International

“Physical Delivery Forward Transaction” means the amended and restated physical delivery share forward transaction entered into on 8 September 2020 between MLI and the Company.

“Shares” means ordinary shares in the Company as defined under the Physical Delivery Forward Transaction.

“MLI Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction.

By Order of the Board

/s/ William Patrick Mulligan III
_______________________________________________
Name: William Patrick Mulligan III
Chief Executive Officer
28 July 2023

Exhibit 99.1

Explanatory Notes:

1.Mr. Sean S J Wang serves as a director designated by TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”) on the Company’s Board of Directors and member of its Compensation Committee. Mr. Wang is the Executive President of International Operations for TZE. Prior to his role at TZE, he was Chairman of Shanghai E-Talent Digitech Investment from October 2019 to June 2022. Earlier, Mr. Wang served as the Senior Vice President and Chief Investment Director of ENN Group from March 2018 to September 2019 and has held senior management roles at ENN Energy Holdings Limited. Prior to this, Mr. Wang was a managing partner at Sino-Sin Investment Fund and an Executive Director and Chief Financial Officer at China Rongsheng Heavy Industries Group, and has held various other executive leadership roles during his career. Mr. Wang graduated from Hamline University in 1986 with a Bachelor of Economics and from the Carlson School of Management at the University of Minnesota with a Master of Business Administration in 1989.

2.Mr. Xu, Luoluo serves as a director designated by TZE on the Company’s Board of Directors and member of its Nominating and Corporate Governance Committee. Mr. Xu is the Associate President of TCL Group since 2018, in this role, he is responsible for corporate development, merger and acquisition, partnership, strategic investment and capitalization, he sits on several management committees including TCL Group investment committee and TCL Capital, and he has held various management positions within TCL Group since 2012. Mr. Xu also currently serves as vice-chairman at Printronics Circuit, a specialized PCB manufacturer listed on Shenzhen Stock Exchange, director at Homa, a refrigerator ODM manufacturer listed on Shenzhen Stock Exchange; he has served on other boards throughout his career, including as Chairman of Highly, a consumer electronics distributor listed on Beijing Stock Exchange. Previously, he has held various management position at BAIC/Foton Motor, a commercial vehicle manufacturer listed on Shanghai Stock Exchange, and AVL, a world’s leading mobility technology provider for development, simulation and testing of powertrain. At TCL, he has led numerous growth and transformation initiatives, including spin-off of TCL Industries (incl. TCL Electronics, the world’s leading TV manufacturer listed on Hong Kong Stock Exchange, and Tonly, a leading audio and video ODM manufacturer) from TCL Group, TCL acquisition of Zhonghuan, one of the world’s top solar ingot and wafer manufacturer listed on Shenzhen Exchange, Printronics Circuit, and Homa. Mr. Xu holds a bachelor degree in computer science, and postgraduate degree in excellence management from University of Warwick.

3.Mr William Patrick Mulligan III is our Chief Executive Officer and is a Director on the Company’s Board of Directors. Before joining the Company, he served as the Chief Operating Officer for Sila Nanotechnologies, a battery materials company. Prior to that, Mr. Mulligan held senior leadership positions at SunPower Corporation, including Executive Vice President of Global Operations, Vice President Technology Strategy and Vice President Research and Development. He was also President and Chief Executive Officer at SolarBridge Technologies, a micro inverter company. Before that he has held engineering roles at AstroPower and Fairchild/National Semiconductor. Dr. Mulligan has almost 30 years of solar industry experience and over 30 technical publications relating to solar technology to his credit. Dr. Mulligan holds a B.A. in History and a B.S. in Chemistry from the University of Washington, a M.S.E. in Chemical Engineering from the University of Michigan, and a Ph.D. in Materials Science from Colorado School of Mines.

4.Mr. Shen, Haoping serves as a director designated by TZE on the Company’s Board of Directors and member of its Coordination Committee. He is the Vice Chairman and CEO of TCL Zhonghuan Renewable Energy Technology Co. Ltd., a public company listed at Shenzhen Stock Exchange. Currently Mr. Shen is also a board member and Senior Vice

Exhibit 99.1
President of TCL Technology Group Corporation. He was ranked as one of the best CEOs by Forbes China in 2022. Mr. Shen has many years of experience in the design and manufacturing of photovoltaic mono silicon materials. He has presided over several key large-scale R&D projects, and led TZE to win the top industry honors such as China patent excellence award, China innovation-oriented enterprise and Forbes China potential enterprise. Under Mr. Shen’s leadership, TZE has built a world-leading photovoltaic silicon ingot and wafer R&D, manufacturing and sales organization. Mr. Shen received his Bachelor’s Degree in semiconductor physics from Lanzhou University.

5.The Ordinary Resolution proposed in Resolution 7 above is to authorise our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

6.The following explanatory notes are provided in connection with the Pre-Paid Forward Transaction for background and context. Terms used in this Explanatory Note 6 are as defined in Resolution 8 above.

i.The Pre-Paid Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 6.50% green convertible notes issued by the Company on 17 July 2020 (the “2020 Convertible Notes”) would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company cannot control how such investors may use such derivative transactions nor does it participate in such derivative transactions.

ii.The Company’s authority to purchase or acquire the FPTC Buyback Shares was last renewed on 31 August 2022. As such authority was only granted as of 31 August 2022 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company exercise its rights and perform obligations under, and to be able to purchase or acquire the FPTC Buyback Shares in accordance with the terms and conditions of the Pre-Paid Forward Transaction. There have not been any purchases or acquisitions of the FPTC Buyback Shares since 31 August 2022.

iii.The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Pre-Paid Forward Transaction, including to repurchase Shares off-market from time to time until July 2025. The settlement of the Pre-Paid Forward Transaction by delivery of physical share certificates in respect of the FPTC Buyback Shares constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons).

iv.The FPTC Share Buyback Mandate will be subject to a limitation, being (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback aggregated with (ii) the number of MLI Buyback Shares (as defined in Resolution 9) purchased or acquired under the MLI Share Buyback (as defined in Resolution 9), may not exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date on which Resolution 8 is passed. Whereas under terms and conditions of the Pre-Paid Forward Transaction, the Company may repurchase up to 2,528,211 ordinary shares of the Company as FPTC Buyback Shares, the actual

Exhibit 99.1
number of FPTC Buyback Shares repurchased may be lower to comply with this limitation and any remainder would be settled by MLI in cash.

v.The repurchase amount has already been pre-paid in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly, no further payments need to be made by the Company. There will therefore be no financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate.

vi.A copy of the pre-paid forward share purchase transaction entered into on 17 July 2020 between MLI and the Company has been made available for inspection by the shareholders both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM, and (ii) at https://www.sec.gov/ix?doc=/Archives/edgar/data/1796898/000179689823000025/maxn-20230101.htm during the AGM itself under Item 19, Exhibit 4.11 of our Annual Report on Form 20-F for the fiscal year ended January 1, 2023.

7.The following explanatory notes are provided in connection with the Physical Delivery Forward Transaction for background and context. Terms used in this Explanatory Note 7 are as defined in Resolution 9 above.

i.The Physical Delivery Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 2020 Convertible Notes would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company does not participate in such derivative transactions.

ii.The Company’s authority to purchase or acquire the MLI Buyback Shares was last renewed on 31 August 2022. As such authority was only granted as of 31 August 2022 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company to exercise its rights and perform its obligations under, and to be able to purchase or acquire the MLI Buyback Shares in accordance with the terms and conditions of the Physical Delivery Forward Transaction. There have not been any purchases or acquisitions of the MLI Buyback Shares since 31 August 2022.

iii.The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Physical Delivery Forward Transaction, including to acquire or accept delivery of such ordinary shares of the Company from MLI subject to and in accordance with the terms of the Physical Delivery Forward Transaction. The settlement of the Physical Delivery Forward Transaction by delivery of physical share certificates in respect of the MLI Buyback Shares constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons).

iv.The MLI Share Buyback Mandate will be subject to a limitation, being (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback aggregated with (ii) the number of FPTC Buyback Shares (as defined in Resolution 8) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 8), may not

Exhibit 99.1
exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date on which Resolution 9 is passed. The MLI Share Buyback Mandate shall be amended accordingly to reduce the amount of the shares to be acquired in accordance with its terms to comply with this limitation.

v.The physical delivery of the share certificates in respect of the MLI Buyback Shares will be made for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and therefore no payments need to be made by the Company. The MLI Share Buyback will have negligible impact on the Company’s financial position.

vi.A copy of the amended and restated physical delivery share forward transaction entered into on 8 September 2020 between MLI and the Company has been made available for inspection by the shareholders both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM, and (ii) at https://www.sec.gov/Archives/edgar/data/1796898/000119312520241619/d82909d6k.htm during the AGM itself under Exhibit 99.3 of the Form 6-K filed on September 9, 2020.

IMPORTANT: PLEASE READ THE NOTES ON THE FOLLOWING PAGES

Exhibit 99.1
NOTES TO NOTICE OF AGM:

1.AGM to be held by electronic means:

The AGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act. A shareholder will not be able to physically attend the AGM and may vote only by appointing the Chairman of the AGM as his/her/its proxy to vote on his/her/its behalf at the AGM. A shareholder may observe and/or listen to the AGM proceedings via live webcast and live audio feed, and may submit questions live or in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only by submitting their proxy forms via the internet or by mail, as further discussed below.

2.General matters relating to the AGM:

Printed copies of this Notice, Audited Financial Statements for the financial period ended 1 January 2023, and Proxy Form will not be sent to shareholders. Instead, they will be sent to shareholders by electronic means, to an email address notified by the shareholders to the Company and via publication on http://www.virtualshareholdermeeting.com/MAXN2023. If the Company is unable to send such documents via electronic means to a shareholder, printed copies of such documents will be sent to such shareholder in accordance with the Constitution of the Company.

The Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "Live AGM Webcast" or the "Live AGM Audio Feed") which will take place on Wednesday, 23 August 2023 at 9:00 p.m. (Singapore time) in place of a physical AGM. Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by shareholders. Any shareholder seeking to attend the AGM physically in person will be turned away.

Shareholders will be able to participate in the AGM in following manner set out in the paragraphs below.

(a)Live AGM Webcast and Live AGM Audio Feed:

Shareholders may watch or listen to the AGM proceedings through the Live AGM Webcast or the Live AGM Audio Feed. To do so, shareholders will need a 16-digit control number included in their Notice of Internet Availability, proxy card, or voting instruction form. The AGM will begin promptly at 9:00 p.m. (Singapore time) on 23 August 2023. Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:45 p.m. (Singapore time), and shareholders should allow ample time to ensure their ability to access the meeting.

Shareholders must not forward the link to the AGM to other persons who are not shareholders of the Company and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast and the Live AGM Audio Feed.

(b)Submission of Proxy Forms to Vote:

Shareholders will not be able to vote during the Live AGM Webcast or the Live AGM Audio Feed on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a proxy form to appoint the Chairman of the AGM to cast votes on their behalf.

Shareholders (whether individual or corporate) appointing the Chairman of the AGM as proxy must give specific instructions as to his manner of voting, or abstentions from voting, in the proxy form, failing which the appointment will be treated as invalid.

Shareholders may submit their proxy forms through the following means: (a) via internet before the meeting at www.proxyvote.com up until 9:00 p.m. on 20 August 2023 (Singapore time); or (b) by mail by marking, signing and dating the proxy card and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 and delivered by 9:00 p.m. on 20 August 2023 (Singapore time).

Shareholders who wish to revoke their proxy forms must do so by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, in each case, delivered by 8:00 pm 23 August 2023 (Singapore time).

Exhibit 99.1
(c)Submission of Questions:

Shareholders may submit questions live during the Live AGM Webcast or the Live AGM Audio Feed via the text in the “ask a question” box. Shareholders may submit questions prior to the AGM via this link: https://corp.maxeon.com/contact-ir until 8:00 p.m. on 23 August 2023 (Singapore time). The Company will endeavour to address the substantial and relevant questions before or at the AGM.

3.Personal Data Privacy:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a member of the Company (a) consents to the collection, use and disclosure of the member’s personal data, such as but not limited to name, date of birth and address (postal and electronic address) of the member as well as number of shares held by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, rules, regulations and/or guidelines (collectively, the "Purposes"), (b) warrants that where the member discloses the personal data of the member’s proxy(ies) and/ or representative(s) to the Company (or its agents or service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes.

Exhibit 99.1

Exhibit 99.1

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To receive and adopt the Directors' Statement and Audited Financial Statements for the financial period ended 1 January 2023 and the Auditor's Report thereon.	For
2. To elect Messr. Sean S J Wang as a Director pursuant to Regulation 94 of the Constitution of the Company.	For
3. To elect Messr. Xu Luoluo as a Director pursuant to Regulation 94 of the Constitution of the Company.	For
4. To elect Messr. William Patrick Mulligan III as a Director pursuant to Regulation 94 of the Constitution of the Company.	For
5. To elect Messr. Shen Haoping as a Director pursuant to Regulation 94 of the Constitution of the Company.	For
6. To re-appoint Ernst & Young LLP as the Company's auditors to hold office until the conclusion of the next annual general meeting of the Company, and to authorise the Audit Committee of the Board of Directors to fix their remuneration.	For
7. To authorise Directors to issue shares.	For
8. To approve the renewal of FPTC Share Purchase Mandate.	For
9. To approve the renewal of MLI Share Buyback Mandate.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V21112-P90066

Exhibit 99.1

MAXEON SOLAR TECHNOLOGIES, LTD
8 MARINA BOULEVARD
#05-02 MARINA BAY FINANCIAL CENTRE
SINGAPORE 018981, SINGAPORE

SCAN TO
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SUBMISSION OF PROXY FORMS

BY INTERNET
Go to www.proxyvote.com **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:00 p.m. on 20 August 2023 Singapore time. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/MAXN2023

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

BY MAIL
Mark, sign and date your proxy card and return it by 5:00 p.m. on 20 August 2023 in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V21108-P90066 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MAXEON SOLAR TECHNOLOGIES, LTD

The Board of Directors recommends you vote FOR the following proposals:

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Exhibit 99.1